FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of October 2002


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)


This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                                  SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN



To:       Listing Applications

          UK Listing Authority

          Financial Services Authority

          25, The North Colonnade

          Canary Wharf

          London, E14 5HS



               Please ensure the entries on this return are typed

1.     Name of Company:

COLT Telecom Group plc

2.     Name of Scheme:

2% Senior Convertible Notes due 2005 and 2006

3.     Period of Return:

From:     14 April 2002 to 6 October 2002

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme:

23,083,311

5.     Number of Shares issued/allotted under scheme during period:

Nil

6.     Balance under scheme not yet issued/allotted at end of period:

23,083,311

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

35,646,824 Ordinary Shares of 2.5p each listed on 22 October 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

1,507,563,535

Contact for queries:

Name:          Mark A. Jenkins

Telephone:     0207 390 3676

Address:       COLT Telecom Group plc

               15 Marylebone Road

               London NW1 5JD

Person making return

Name:          Mark A. Jenkins, Company Secretary



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 15th October 2002                              COLT Telecom Group plc


                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary